UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 8)*

Runway Growth Credit Fund Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 11 Pages)

SCHEDULE 13D

CUSIP No.	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Growth Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,226.50
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,457,226.50
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,226.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.642%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 30,820,359.90 shares of Common Stock outstanding as of October 15, 2020, as confirmed by the Issuer.

SCHEDULE 13D

CUSIP No.	Page 3 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,226.50*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,457,226.50*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,226.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.642%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the manager of OCM Growth Holdings, LLC.

SCHEDULE 13D

CUSIP No.	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,226.50*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,457,226.50*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,226.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.642%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

SCHEDULE 13D

CUSIP No.	Page 5 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,226.50*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,457,226.50*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,226.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.642%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No.	Page 6 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,226.50*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,457,226.50*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,226.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.642%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No.	Page 7 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,226.50*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,457,226.50*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,226.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.642%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC

SCHEDULE 13D

CUSIP No.	Page 8 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,226.50*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,457,226.50*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,226.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.642%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13D

CUSIP No.	Page 9 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,226.50*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,457,226.50*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,226.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.642%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC

SCHEDULE 13D

CUSIP No.	Page 10 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,226.50*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,457,226.50*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,226.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.642%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No.	Page 11 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,457,226.50*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,457,226.50*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,457,226.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.642%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

This Amendment No. 8 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 28, 2016 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on April 21, 2017, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on June 15, 2017, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on September 7, 2017, Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the Securities and Exchange Commission on December 12, 2017, Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed with the Securities and Exchange Commission on October 3, 2019, Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed with the Securities and Exchange Commission on December 20, 2019, and Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed with the Securities and Exchange Commission on August 24, 2020 with respect to shares of the common stock, par value $0.01 per share (“Common Stock”), of Runway Growth Credit Fund Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is Runway Growth Credit Fund Inc., Pioneer Building, 2925 Woodside Road, Woodside, CA 94062. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Schedule 13D/A.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background

(a)-(c) & (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)	OCM Growth Holdings, LLC, a Delaware limited liability company (the “OCM Growth”), whose principal business is to invest in securities;

2)

Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities;

3)

Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

4)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;

5)

OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;

6)

Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;

7)

Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;

8)

Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG, in its capacity as such;

9)	Brookfield Asset Management Inc., a Canadian corporation (“BAM”), a Canadian corporation, in its capacity as the indirect owner of the class A units of OCG, in its capacity as such; and

10)	Partners Limited, a Canadian corporation (“Partners”), a Canadian corporation, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, in its capacity as such.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d) – (e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

On August 27, 2020, OCM Growth acquired an aggregate of 21,045.13 shares of common stock of the Issuer for total consideration of $273,586.69 in the aggregate pursuant to private transactions. The source of funds is available cash.

On October 15, 2020, OCM Growth subscribed for an aggregate of 2,129,747.74 shares of common stock of the Issuer for total consideration of $31,946,216.13 in the aggregate pursuant to the Subscription Agreement. The source of funds is capital commitments from limited partners of certain private investment funds that indirectly hold equity in OCM Growth.

Item 5. Interest in Securities of the Issuer

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated by reference.

OCM Growth directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer’s Common Stock.

Fund GP, in its capacity as the manager of OCM Growth, has the ability to direct the management of OCM Growth’s business, including the power to direct the decisions of OCM Growth regarding the vote and disposition of securities held by OCM Growth; therefore, GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP’s business, including the power to direct the decisions of GP regarding the vote and disposition of securities held by OCM Growth; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by OCM Growth; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by OCM Growth; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by OCM Growth; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by OCM Growth; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Growth.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM Growth.

BAM, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM Growth; therefore BAM may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth.

Partners, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by OCM Growth; therefore Partners may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM Growth, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM Growth.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)

Other than as set forth in this Schedule 13D/A, the Reporting Persons had no transactions in the shares of Common Stock by the Reporting Persons during the past 60 days.

(d) and (e)

Not applicable.

Item 7. Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 99.1(1)-	Subscription Agreement dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc.

Exhibit 99.2(2)-	Additional Member Agreement dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit LLC.

Exhibit 99.3(3)-	Operating Agreement of GSV Growth Credit LLC dated December 15, 2016.

Exhibit 99.4(4)-	Proxy dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc .

Exhibit 99.5(5)-	Stockholder Agreement dated December 15, 2015 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc.

Exhibit 99.6(6)-	Articles of Amendment and Restatement of GSV Growth Credit Fund Inc., dated December 14, 2016, setting forth the terms of its common stock.

Exhibit 99.7-	Agreement Required for Joint Filing by Rule 13d—1(k)(1) under the Securities Exchange Act of 1934, as amended.

(1)	Incorporated by reference to Exhibit 99.1 of our Schedule 13D filed with the Commission on December 28, 2016.
(2)	Incorporated by reference to Exhibit 99.2 of our Schedule 13D filed with the Commission on December 28, 2016.
(3)	Incorporated by reference to Exhibit 99.3 of our Schedule 13D filed with the Commission on December 28, 2016.
(4)	Incorporated by reference to Exhibit 99.4 of our Schedule 13D filed with the Commission on December 28, 2016.
(5)	Incorporated by reference to Exhibit 99.5 of our Schedule 13D filed with the Commission on December 28, 2016.
(6)	Incorporated by reference to Exhibit 99.6 of our Schedule 13D filed with the Commission on December 28, 2016.
(6)	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 16, 2020.

OCM GROWTH HOLDINGS, LL.

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Director